For Immediate Release

BCE reports results of Series AA and AB Preferred Share conversions

MONTRÉAL, August 22, 2017 – BCE Inc. (TSX, NYSE: BCE) today announced that 965,769 of its 10,144,302 fixed-rate Cumulative Redeemable First Preferred Shares, Series AA (“Series AA Preferred Shares”) have been tendered for conversion on September 1, 2017, on a one-for-one basis, into floating-rate Cumulative Redeemable First Preferred Shares, Series AB (“Series AB Preferred Shares”). In addition, 2,219,863 of its 9,855,698 Series AB Preferred Shares have been tendered for conversion on September 1, 2017, on a one-for-one basis, into Series AA Preferred Shares. Consequently, on September 1, 2017, BCE will have 11,398,396 Series AA Preferred Shares and 8,601,604 Series AB Preferred Shares issued and outstanding. The Series AA Preferred Shares and the Series AB Preferred Shares will continue to be listed on the Toronto Stock Exchange under the symbols BCE.PR.A and BCE.PR.B, respectively.

The Series AA Preferred Shares will pay on a quarterly basis, for the 5-year period beginning on September 1, 2017, as and when declared by the Board of Directors of BCE, a fixed cash dividend based on an annual fixed dividend rate of 3.61%.

The Series AB Preferred Shares will continue to pay a monthly floating adjustable cash dividend for the 5-year period beginning on September 1, 2017, as and when declared by the Board of Directors of BCE. The monthly floating adjustable dividend for any particular month will continue to be calculated based on the prime rate for such month and using the Designated Percentage for such month representing the sum of an adjustment factor (based on the market price of the Series AB Preferred Shares in the preceding month) and the Designated Percentage for the preceding month.

About BCE
Canada’s largest communications company, BCE provides the broadest range of broadband wireless, TV, Internet and business communication services to consumer and business customers throughout the country. Bell Media is Canada’s premier multimedia company with leading assets in television, radio, out of home and digital media. To learn more, please visit BCE.ca.

The Bell Let’s Talk initiative promotes Canadian mental health with national awareness and anti-stigma campaigns like Bell Let’s Talk Day and provides significant Bell funding of community care and access, research and workplace initiatives. To learn more, please visit Bell.ca/LetsTalk.

Media inquiries:
Jean Charles Robillard
514-870-4739
jean—charles.robillard@bell.ca

Investor inquiries:
Thane Fotopoulos
514-870-4619
thane.fotopoulos@bell.ca

“Notwithstanding any reference to BCE Inc.’s Web site on the World Wide Web in the documents attached hereto, the information contained in BCE Inc.’s site or any other site on the World Wide Web referred to in BCE Inc.’s site is not a part of this Form 6-K and, therefore, is not furnished to the Securities and Exchange Commission.”